SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market– IR 01/16

Copel Signs Power Plant Concession Agreement

Companhia Paranaense de Energia - Copel, pursuant to CVM Instruction 358/2002, hereby informs its shareholders and the market in general that Copel Geração e Transmissão signed today the concession agreement of the Gov. Pedro Viriato Parigot de Souza Hydroelectric Power Plant. The plant, whose concession belonged to Copel GeT until its expiration on July 7, 2015, was won on the Auction of HPPs under the Allocation of Assured Energy and Power Quotas regime (Lot B1), held November 25, 2015.

¹ Refer to allocated 100% of the assured power to the assured energy quota regime. Adjusted annually by the IPCA.

² The 2nd installment amount to be adjusted by SELIC rate.

One hundred percent of the energy generated will be allocated to the assured energy quota regime in 2016, falling to 70% as of January 1, 2017. In regard to this portion of energy, Copel GeT will not cover the hydrological risk and the financial results of the Energy Reallocation Mechanism (MRE) associated with the plant.

Curitiba, January 05, 2015.

Gilberto Mendes Fernandes
Chief Corporate Management Officer interim as Chief Financial and Investor Relations Officer

For additional information, please contact our IR team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 6, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.